DD

17008869

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
406

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-65953~~ 8-53593

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningstar Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 West Washington Street
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Scott Schilling (312) 696-6168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 East Randolph Street	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Morningstar Investment Services LLC

Statement of Financial Condition

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, Matthew Radgowski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morningstar Investment Services LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIRK R KALTENBRONN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
March 31, 2020

Notary Public

Signature

Executive Vice President and Treasurer
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Morningstar Investment Services LLC

Statement of Financial Condition

December 31, 2016

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Morningstar Investment Services LLC:

We have audited the accompanying statement of financial condition of Morningstar Investment Services LLC as of December 31, 2016 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morningstar Investment Services LLC as of December 31, 2016, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 28, 2017

Morningstar Investment Services LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	9,261,762
Fees receivable		8,841,651
Due from Parent		257,190
Loan to Ultimate Parent		35,000,000
Interest Receivable on Loan to Ultimate Parent	$	966,657
Total assets	$	54,327,260
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$	1,440,621
Due to Ultimate Parent		1,265,839
Total liabilities		2,706,460
Shareholder's equity:		
Common stock - $0.01 par value; 10,000 shares authorized; 100 shares issued		1
Additional paid-in capital		24,141,450
Retained earnings		27,479,349
Total shareholder's equity		51,620,800
Total liabilities and shareholder's equity	$	54,327,260

See accompanying notes to statement of financial condition.

1. General

a. *Basis of Presentation*

The accompanying statement of financial condition includes the accounts of Morningstar Investment Services LLC (the Company, we, our). Morningstar, Inc., a publicly traded company, is the ultimate owner of the Company. Morningstar, Inc. and its subsidiaries (collectively, Ultimate Parent) are affiliates of the Company.

Effective December 31, 2015, the Ultimate Parent merged together two wholly owned, registered investment adviser subsidiaries, Morningstar Associates, LLC and Ibbotson Associates, Inc., and renamed the surviving entity, Morningstar Investment Management LLC ("MIM", Parent). In conjunction with and simultaneous to this merger, the Parent elected to reorganize the structure of the Company, into a limited liability company (i.e., Morningstar Investment Services LLC) and transferred ownership of that limited liability company to MIM (Parent) in the form of a capital contribution.

b. *Nature of Operations*

The Company, a Delaware limited liability company effective from January 1, 2016, is a securities broker/dealer and investment adviser registered with the Securities and Exchange Commission (the SEC) that provides portfolio-management services for financial advisors and intermediaries. In accordance with the terms of the Company's limited liability company agreement, the Company will continue in perpetuity, unless terminated earlier by decision of the sole member, Parent. Parent currently has no plans to terminate the Company's limited liability company agreement.

2. Summary of Significant Accounting Policies

a. *Management's Use of Estimates*

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

b. *Cash*

The Company has a cash balance of $9,261,762 as of December 31, 2016. The Company's cash is a financial instrument that is exposed to concentrations of credit risk. The Company invests its cash with a high quality federally insured institution. Cash balances with the institution may be in excess of federally insured limits. The Company has not realized any losses in such accounts and believes it is not exposed to any significant credit risk.

c. *Fees Receivable*

Fees receivable represent advisory fees and shareholder servicing fees due from third parties on behalf of the Company and are recorded at their net realizable value.

d. Due to Ultimate Parent and Due from Parent

Due to Ultimate Parent includes amounts due to the Ultimate Parent related to the intercompany agreements. See Note 5, Related-Party Transactions, for additional information concerning amounts due to Ultimate Parent.

Due from Parent includes amounts due from the Parent related to the intercompany agreements. See Note 5, Related-Party Transactions, for additional information concerning amounts due from Parent.

e. Capitalized Software and Computer Equipment

Computer equipment is stated at cost. The Company also capitalizes certain software development costs in accordance with ASC 350-50, *Website Development Costs*, and ASC 350-40, *Internal-Use Software*.

Computer equipment and capitalized software were fully depreciated as of December 31, 2016.

f. Income Taxes

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes effective from January 1, 2016. As a disregarded entity, the Company's taxable income is included in the respective income tax returns of the Ultimate Parent. Therefore, effective from January 1, 2016, the liability for payment of federal and state income tax on the Company's earnings is the responsibility of Ultimate Parent, rather than the Company. Accordingly, no liability for U.S. federal and state income taxes will be recorded in the Company's financial statements starting in 2016 and the Tax-Sharing Agreement between the Company and Ultimate Parent is no longer in effect as of January 1, 2016.

g. Accounting for Sabbatical Leave

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. In accordance with ASC 710-10-25, *Compensated Absenses*, the Company records a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. As of December 31, 2016, the Company had accrued $236,670 for sabbatical earned by eligible employees which is included in accounts payable and accrued expenses on the statement of financial condition.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2016, the Company had net capital, as defined, of $6,555,302, which was $6,374,871 in excess of its required minimum net capital of $180,431. The Company's ratio of aggregate indebtedness to net capital, as defined, was 0.41 to 1.

4. Defined Contribution Plan

Substantially all employees participate in the defined contribution 401(k) plan sponsored by the Ultimate Parent. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. In 2016, we made matching contributions to our 401(k) program in the United States in an amount equal to 75 cents for every dollar of employee contributions up to a maximum of 7% of employee compensation in each pay period.

5. Related-Party Transactions

a. *Intercompany Agreement*

The Company has relationships with the Ultimate Parent and the Parent in the form of intercompany agreements whereby the Company engages them to provide certain services and support.

Intercompany activities between Company and Ultimate Parent include, but are not limited to, infrastructure, personnel support, insurance, data, databases, investment research, and reports.

At December 31, 2016, the Company had a net payable to the Ultimate Parent in the amount of $1,265,839.

Intercompany activities between Company and Parent include, but are not limited to, operational and client service support, and the construction and on-going monitoring of portfolios.

At December 31, 2016, the Company had a net receivable from the Parent in the amount of $257,190.

b. *Due to Ultimate Parent and Due from Parent*

The following is a summary of the amount due to Ultimate Parent at December 31, 2016:

Due to Ultimate Parent for intercompany charges	$ 1,265,839
Net amount due to Ultimate Parent	$ 1,265,839

The following is a summary of the amount due from Parent at December 31, 2016:

Due from Parent for intercompany charges	$ 257,190
Net amount due from Parent	$ 257,190

c. *Intercompany Loans*

The Company and the Ultimate Parent have an intercompany loan agreement. As of December 31, 2016, the Company funded the Ultimate Parent $35,000,000 in cash and recorded interest receivable on the loan of $966,657. The following is a summary of the intercompany loan at December 31, 2016:

Intercompany loan	$ 35,000,000
Interest receivable on intercompany loan	966,657
Total	$ 35,966,657

The interest rate for 2016 was 1.75% and going forward a rate will be agreed by both parties on the anniversary of the agreement of December 31 annually. The loan agreement will automatically renew each period unless either party provides the other written notice of non-renewal within 60 days of the expiry of the current term.

The Parent acquired the investment seed portfolios, consisting of $7,523,009 of securities and $462,296 of cash and cash equivalents, from the Company through an intercompany loan valued at $7,949,305. The loan was deemed to be conducted at arm's length as the loan value equaled the market value of the cash and securities as of December 31, 2015. The Parent fully repaid the loan balance by June 2016.

6. Income Taxes

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes effective from January 1, 2016. As a disregarded entity, the Company's taxable income is included in the respective income tax returns of the Ultimate Parent. Therefore, effective from January 1, 2016, the liability for payment of federal and state income tax on the Company's earnings is the responsibility of Ultimate Parent, rather than the Company. Accordingly, no liability for U.S. federal and state income taxes will be recorded in the Company's financial statements starting in 2016.

7. Stock-Based Compensation

The Ultimate Parent charges the Company stock-based compensation expense determined in accordance with ASC 718, *Compensation—Stock Compensation*, for restricted stock units granted to the Company's employees.

These grants are made in accordance with the Ultimate Parent's stock plans. Generally, the Company's employees are eligible for participation in these stock plans on the first day of employment. Restricted stock units vest ratably over a four-year period.

a. *Restricted Stock Units*

The Ultimate Parent measures the fair value of its restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. The Ultimate Parent amortizes that value to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period.

A summary of the Ultimate Parent restricted stock units held by the Company's employees as of December 31, 2016 is as follows:

Restricted stock units	Shares	Fair value
Restricted stock units - January 1, 2016	7,920	$ 74.18
Granted	—	—
Dividend equivalents	—	—
Vested	(349)	65.08
Transferred out	(7,207)	74.53
Forfeited	—	—
Restricted stock units - December 31, 2016	364	$ 75.61

As of December 31, 2016, the total amount of unrecognized stock-based compensation expense related to restricted stock units was approximately $19,609 which is expected to be recognized over an average period of approximately 26 months.

8. Subsequent Events

We evaluated events for potential recognition and disclosure in the financial statements and notes thereto presented in this report through February 28, 2017, the date the statement of financial condition was issued.